THELEN REID & PRIEST LLP
                                                                Attorneys at Law
                                                        ------------------------

                                                                875 Third Avenue
                                                         New York, NY 10022-6225

                                                               Tel. 212.603.2000
                                                               Fax  212.603.2001

                                                              www.thelenreid.com

                                December 22, 2005


VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

          Re:  MTM Technologies, Inc.
               Registration Statement No. 333-127587

Dear Sirs and Madams:

     The Company's response to the comments of the staff of the Securities and Exchange Commission (the "Staff") contained in the letter of Barbara C. Jacobs, Assistant Director, dated December 20, 2005 (the "Comment Letter") (numbered in accordance with the numbering sequence contain in the Comment Letter) is as follows:

     1. The Company has filed a Form 8-K/A disclosing the financial statements of Nexl, Inc. for the nine months ended September 30, 2005 and 2004, which are incorporated by reference into Registration Statement No. 333-127587.

     2. With respect to the Amendment to the Purchase Agreement, the waiver defined the Purchase Agreement to include amendments thereto. In fact there have been two such amendments, the first dated March 11, 2005 and the second dated November 22, 2005. Therefore, the waiver letter covers potential rescission rights the Purchasers may have as a result of the Purchase Agreement and the existing amendments thereto.

          While Section 14 of the Securities Act of 1933 makes void "any condition, stipulation, or provision binding any person acquiring any security to waive compliance with any provision [of the Act] or of the rules and regulations of the Commission . . .", courts have held that
          Section 14 of the Securities Act and its counterpart, Section 29(a) of the Securities Exchange Act, do not prohibit parties from executing valid releases in connection with claims relating to potential violations that have already matured. See Lancer Offshore, Inc. v. Dominion Income Mgmt. Corp., No. 01 Civ. 4860 (LMM), 2002 WL 441309, *5 (S.D.N.Y. Mar. 20, 2002) ("Releases of claims under the federal securities laws are valid as to mature, ripened claims of which the releasing party had knowledge before signing the release.") (internal quotation omitted) (citing Moseman v. Van Leer, 263 F.3d 129, 133 (4th


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VIA EDGAR
December 22, 2005
Page 2

          Cir. 2001)); Binstein v. Haven Indus., Inc., No. 74 Civ. 4792, 1978 WL 1121, *7 (S.D.N.Y. Oct. 26, 1978) (same); Korn v. Franchard Corp., 388
          F.Supp. 1326, 1329 (S.D.N.Y. 1975) (same).

          Thus, where the purchaser of securities agrees, with full knowledge of the compliance issues in question, to waive his rights or release the seller from liability under the antifraud provisions of the federal securities laws, such an agreement is not void as a matter of law under the nonwaiver provisions of Section 14 of the Securities Act or
          Section 29(a) of the Exchange Act. Binstein, 1978 WL 1121 at *7; see also Mullen v. New Jersey Steel Corp., 733 F. Supp. 1534, 1547 (D.N.J.
          1990) ("[Section 29(a)] concerns waiver of future violations; there is a distinction between a waiver of future claims and a waiver of mature claims of which the releasing party had knowledge.") (citation omitted); Mittendorf v. J.R. Williston & Beane Inc., 372 F. Supp. 821, 834 (S.D.N.Y. 1974) ("No rational basis has been suggested for depriving private parties of the right to acquit one another, retrospectively, of liability under open circumstances, whether the action stems from conduct under ss. 10(b) of the 1934 Act and its progeny or any other federally created right. Such liability, once matured and recognized, is susceptible of valid and binding release.").

          Here, the Purchasers, with full knowledge that the sale of the Series A-4 Preferred Stock, the Series A-4 Warrants, the Series A-5 Preferred Stock and Series A-5 Warrants (collectively, the "Securities") may be considered by the SEC to be a single integrated transaction and therefore a violation under the federal securities laws, have executed a waiver letter waiving any and all rescission rights they may have if indeed the sale of the Securities was a violation entitling them to rescission. Thus, the Purchasers have validly waived their rescission rights arising from ripe claims of which they have full knowledge, and under the well-settled principles outlined herein the Purchasers' waiver does not conflict with Section 14 of the Securities Act and is enforceable.

          Moreover, because the Purchasers acknowledge in their waiver letter that as a result of their waiver MTM will not disclose the existence of their possible rescission rights (because these rights are now waived), Purchasers will be prevented under estoppel principles from asserting any such rights with respect to the compliance issues in question. Saverslak v. Davis-Cleaven Produce Co., 606 F.2d 208, 213 (7th Cir.1979), cert. denied, 444 U.S. 1078, 100 S. Ct. 1029 (1980)
          ("The principles of waiver and estoppel support the notion that a party to a contract may not lull another into a false assurance that strict compliance with a contractual duty will not be required and then sue for non-compliance.").

     Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended, the Company hereby respectfully requests that the above referenced registration statement be declared effective as of 5:30 pm EST, December 22, 2005, or as soon thereafter as practicable.

     The Company acknowledges that:

     1. should the Securities and Exchange Commission (Commission) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission


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VIA EDGAR
December 22, 2005
Page 3

          from taking any action with respect to the Registration Statement;

     2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

     3. the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Kindly direct any comments you may have regarding the Registration Statement to the undersigned (direct dial: (212) 603-2361; fax: (212) 829-2078).

     Thank you for your prompt attention to this matter.

                                           Kind Regards,

                                           /s/ Tammy Fudem

                                           Tammy Fudem

cc: John Kohler
    Ann Gill